UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of May 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      X               Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                     No      X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes                     No      X

     On April 14, 2010, Telvent GIT, S.A.’s subsidiary, Telvent Netherlands B.V., entered into a lease agreement with De Waardt onroerend goed bouwmarkten B.V. whereby Telvent Netherlands agreed to lease approximately 840 square meters of office and industrial space located at Parallelweg West 7, Culemborg, Netherlands. The initial term of the lease commences on September 20, 2010 and will expire on October 31, 2013. It automatically renews for successive two-year periods unless either party notifies the other party at least six months prior to the expiration of the then-current term of their intent to terminate the lease. The initial annual rent is € 48,300 and will be adjusted annually commencing on October 1, 2011.
     The lease will replace Telvent Netherland’s lease agreement, dated March 11, 1993, with Kroezen Vastgoed Exploitatie B.V. regarding its current offices located at Landzichtweg, 70, 4105 DP Culemborg, Netherlands.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 7, 2010